

At Your Gate, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years Ended December 31, 2018 & 2019



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
At Your Gate, Inc.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2018 & 2019 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
September 4th, 2020
Vincenzo Mongio

Consolidated Statement of Financial Position

	Year Ended December 31,			
	2018		2019	
ASSETS				
Current Assets				
Cash and Cash Equivalents	$	77,437	$	49,172
Total Current Assets	$	77,437	$	49,172
Other Assets				
Intangibles	$	10,900	$	11,410
Accumulated Amortization	$	(665)	$	(1,806)
Security Deposits	$	6,000	$	16,448
Total Other Assets	$	16,235	$	26,052
TOTAL ASSETS	$	93,672	$	75,224
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable	$	105,473	$	347,043
Other Current Liabilities				
Deferred Compensation		-	$	326,647
Loan Payable	$	14,000	$	10,500
Accrued Interest	$	9,432	$	14,931
Deposits on Future Equity Issuances	$	(25)	$	394,975
Other Current Liabilities	$	6,000	$	427,396
Sales Taxes Payable	$	1,291	$	5,313
Total Other Current Liabilities	$	30,698	$	1,179,762
Total Current Liabilities	$	136,171	$	1,526,805
Long-Term Liabilities				
Future Equity Obligations	$	2,624,524	$	5,374,482
Total Long-Term Liabilities	$	2,624,524	$	5,374,482
Total Liabilities	$	2,760,695	$	6,901,287
Equity				
Members' Capital, AYG LLC	$	324		-
Class A Common Stock, AYG Inc		-	$	65
Class B Common Stock, AYG Inc		-	$	47
Paid in Capital, AYG Inc		-	$	213
Accumulated deficit	$ (2,667,347)		$	(6,826,388)
Total Equity	$ (2,667,023)		$	(6,826,064)
TOTAL LIABILITIES AND EQUITY	$	93,672	$	75,224

Consolidated Statement of Operations

	Year Ended December 31,			
		2018		**2019**
Revenue				
Service Fees	$	48,646	$	199,091
Other Income - Grants, etc	$	30,000	$	26,094
Total Revenue	$	78,646	$	225,185
Cost of Sales				
Labor	$	115,997	$	1,228,947
Payment Processing Fees	$	1,851	$	11,773
Total Cost of Sales	$	117,848	$	1,240,721
Gross Profit	$	(39,202)	$	(1,015,536)
Operating Expenses				
Business Development	$	441,066	$	452,806
Corporate Compensation & Benefits	$	526,043	$	1,618,861
Customer Acquisition & Retention	$	2,025	$	244,639
Other	$	3,802	$	11,635
General and Administrative	$	247,607	$	802,351
Amortization	$	665	$	1,141
Interest	$	9,432	$	11,933
Miscellaneous	$	(0)	$	(253)
Penalties & Settlements	$	2,070	$	503
Taxes & Licenses	$	(0)	$	(110)
Total Operating Expenses	$	1,232,712	$	3,143,505
Net Operating Loss	$	(1,271,914)	$	(4,159,041)

Consolidated Statement of Cash Flows

		Year Ended December 31,		
		2018		2019
OPERATING ACTIVITIES				
Net Income	$	(1,271,914)	$	(4,159,041)
Plus Accumulated Amortization	$	665	$	1,141
Changes in Working Capital				
Prepaid Expenses	$	4,300	$	-
Accounts Payable	$	105,473	$	241,570
Deferred Compensation	$	-	$	326,648
Other Current Liabilities	$	-	$	421,397
Sales Taxes Payable:Sales Tax Payable - CA	$	792	$	231
Sales Taxes Payable:Sales Tax Payable - MA	$	-	$	-
Sales Taxes Payable:Sales Tax Payable - MN	$	7	$	583
Sales Taxes Payable:Sales Tax Payable - NJ	$	483	$	517
Sales Taxes Payable:Sales Tax Payable - NY	$	9	$	2,690
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	111,064	$	993,636
Net cash provided by operating activities	$	(1,160,185)	$	(3,164,264)
INVESTING ACTIVITIES				
Security Deposits	$	-	$	(10,448)
Intangibles	$	(4,378)	$	(510)
Investment in Subsidiary: AtYourGate LLC	$	-	$	-
Net cash provided by investing activities	$	(4,378)	$	(10,958)
FINANCING ACTIVITIES				
Loan Payable	$	(13,500)	$	(3,500)
Accrued Interest	$	9,432	$	5,499
Deposits on Future Equity Issuances	$	-	$	395,000
SAFE Financing:SAFE2 ($15M Cap), AYG LLC	$	860,000	$	2,253,000
SAFE Financing:SAFE3 ($22.5M Cap), AYG LLC	$	358,000	$	496,958
Issuance of Common Stock, AYG INC	$	-	$	-
Net cash provided by financing activities	$	1,213,932	$	3,146,957
Net cash increase for period	$	49,370	$	(28,266)
Cash at beginning of period	$	28,068	$	77,437
Cash at end of period	$	77,437	$	49,172

Consolidated Statement of Shareholders' Equity
January - December 2019

	Class A Common Stock		Class B Common Stock		Paid In Capital		Retained Earnings		Total Equity
Balance on Dec 31, 2017	$	-	$	-	$	324	$	(1,395,433)	$ (1,395,109)
Net Income FYE 12-31-2018							$	(1,271,914)	$ (1,271,914)
Common Stock Issued									$ -
Balance on Dec 31, 2018	$	-	$	-	$	324	$	(2,667,347)	$ (2,667,023)
Net Income FYE 12-31-2019							$	(4,159,041)	$ (4,159,041)
Common Stock Issued	$	65	$	47	$	(111)			$ -
Balance on Dec 31, 2019	$	65	$	47	$	213	$	(6,826,388)	$ (6,826,064)

Segment Results of Operations – selected Data – Revenue from Service Fees

      The Company identifies operating segments as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker ("CODM") in making decisions regarding resource allocation and performance assessment. The Company defines the term "chief operating decision maker" to be its chief executive officer. The profitability measure employed by CODM is segment service fees from operations. We operate our business as nine operating and reportable segments: Boston Logan International Airport, Newark Liberty International Airport, John F. Kennedy International Airport, LaGuardia Airport, Minneapolis - Saint Paul International Airport, Ontario International Airport, Portland International Airport, San Diego International Airport, Norman Y. Mineta San Jose International Airport. All our reportable segments provide the same service.

      Service fees from the Company's segments is shown in the table below. No assets, liabilities, or operating expenses can readily be attributable to any particular reporting segment:

	Year Ended December 31,			
	2018		**2019**	
Boston Logan International Airport	$	-	$	2,776
Newark Liberty International Airport	$	12,799	$	51,258
John F. Kennedy International Airport	$	36	$	28,093
LaGuardia Airport	$	63	$	19,324
Minneapolis–Saint Paul International Airport	$	96	$	23,204
Ontario International Airport	$	-	$	1,052
Portland International Airport	$	-	$	18,772
San Diego International Airport	$	35,652	$	52,428
Norman Y. Mineta San Jose International Airport	$	-	$	2,183
Total Service Fees	**$**	**48,646**	**$**	**199,091**

At Your Gate, Inc.
Notes to Financial Statements
December 31, 2018 and 2019

Note 1 – Organization and Nature of Activities

At Your Gate, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The Company earns revenue via an app that facilitates orders between fliers and concessions at airports throughout the United States.

The Company will conduct an equity crowdfunding offering during the fourth quarter of 2020 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements, which represents the consolidated results of operations for At Your Gate Inc (holding company) and At Your Gate LLC (operating company), are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Revenue

The company earns revenue by charging a service fee for orders facilitated through a mobile platform at airports within the United States. Revenue is recognized when the order is received by the customers. Our sole performance obligation is connecting customers and restaurants/concessions in airports. Because end-users access our platform for free and we have no performance obligation to end-users, end-users are not our customers.

Further, judgment is required in evaluating the presentation of revenue on a gross versus net basis based on whether we control the service provided to the end-user and are the principal in the transaction (gross), or we arrange for other parties to provide the service to the end-user and are the agent in the transaction (net). We have concluded that we are an agent as we arrange for restaurants/concessions to provide the service to the end user in all transactions.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred. These amounts are reflected in customer acquisition and retention.

General and Administrative

Consists of payroll and related expenses for general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

Business Development

Consists primarily of travel, lodging, meals, and entertainment peripheral to obtaining new clients.

Corporate Compensation and Benefits

Consists primarily of guaranteed payments to shareholders along with compensation of corporate officers.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Leases

The company leases operating space for its operations at various airports. Management has evaluated these lease arrangements to be operating leases and costs associated with the lease are expensed as incurred.

Intangible Assets

The Company's intangible assets include patent costs and are amortized using the straight-line method of depreciation over a period of 10 years. The Company periodically evaluates the recoverability of these intangible assets and takes into account events or circumstances that warrant revised estimates of useful life or that indicate impairment exists.

Deferred Compensation

These amounts represent company accruals for amounts due to officers for services performed.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobse1vable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Dec 31, 2019. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Debt

Future Equity Obligations

During the periods ending December 31, 2018 and 2019, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company per the terms of the agreement. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $7.5M – 22.5M.

Per the terms of the SAFE Agreements entered into, if there is an equity financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of the Company's preferred equity equal to the purchase amount divided by the price per unit of the Standard Preferred Equity, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of Safe Preferred Equity equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.

If there is a liquidity event before the expiration or termination of the SAFE Agreement, the Investor will receive at its option (i) a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of preferred equity equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option. Thereafter the SAFE Agreement will terminate.

In connection with a cash payment through a liquidity event, if there are not enough funds to pay the Investor and holders of other similar agreements for future equity (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash Out Investors in proportion to their purchase amounts, and the Cash-Out Investors will automatically receive the number of shares of preferred equity equal to the remaining unpaid purchase amount divided by the liquidity price.

Note 4 – Contingencies, Compliance Laws, and Regulations

The company, in its regular course of business, is the party to 2 lawsuits. Litigation is ongoing as of the financial statement date and we do not believe any loss to be probable. The Company is currently complying with all relevant laws and regulations.

Note 5 - Stockholder's Equity

The total number of shares of all classes of stock that the Corporation has authority to issue is (a) 40,000,000 shares of Common Stock, par value $0.00001 per share ("Common Stock"), of which (i) 30,000,000 shares are designated as Class A Common Stock, par value $0.00001 per share (the "Class A Common Stock"), and (ii) 10,000,000 shares are designated as Class B Common Stock, par value $0.00001 per share, (the "Class B Common Stock"), and (b) 20,000,000 shares of Preferred Stock of the Corporation, $0.00001 per share ("Preferred Stock").

Note 6 - Related Party Transactions

The President and shareholder received and/or the company accrued for guaranteed payments in the amount of $300k and $136K for the years ended 2019 and 2018 respectively.

The CXO and shareholder received and/or the company accrued for guaranteed payments in the amount of $150k and $92K for the years ended 2019 and 2018 respectively.

The CEO and shareholder received and/or the company accrued for guaranteed payments in the amount of $180k and $113K for the years ended 2019 and 2018 respectively.

Note 7 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 4, 2020, the date these financial statements were available to be issued. The company considers these to be non-adjusting events. The company obtained $500k in short term financing and $385k in relief funds from the Payroll Protection Program.

Note 8 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity 's ability to continue as a going concern.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Note 9 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time if they cannot raise the necessary funds until revenue is generated. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.